NORTHERN ABITIBI MINING CORP.


10015547

FILE No.
82-4749

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX


SEC MAIL PROCESSING
RECEIVED
APR 19 2010
WASH, D.C.
193
SECTION

April 7, 2010

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated April 7, 2010

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill

4/20

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE **APRIL 7, 2010**

News Release: **10-07** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI RECEIVES EXPLORATION PERMITS FOR VIKING DRILL PROGRAM

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that exploration permits have been received for all of the planned 2010 exploration activities at the Viking project, Newfoundland.

A minimum 6000 metre diamond drill program is scheduled to commence at Viking in early May. A drill contractor has been retained and all logistics and personnel for the program have been arranged. Drilling will initially be focused on infill and resource delineation along the Thor Trend which remains open for expansion. The exploration permits allow for up to 65 new drill holes and 22 new trenches. At least 2 drill rigs will be active at the project in 2010 along with a significant surface exploration program consisting of trenching, sampling, and property scale mapping. The company intends to complete a National Instrument 43-101 resource estimate at Viking by the end of 2010.

Northern Abitibi has returned the Taylor Brook Nickel project to the property vendor, Altius Resources, which will enable the company to focus its financial and technical resources on the Viking project.

Talk at Calgary Mining Forum and Display at Minerals North 2010
Northern Abitibi will present a talk on the Viking project at the Calgary Mineral Exploration Group 19th Calgary Mining Forum at the Ramada Hotel, Downtown Calgary, on April 21st at 2:45 pm. Northern Abitibi will also have a core display featuring the Viking project at the Minerals North Conference in Prince George, British Columbia, on April 22 and 23.

The Viking Property
The Viking Property contains numerous high grade veins within a larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length. Highlights include high grade drill intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as longer intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources Inc.. A detailed description of the Viking project is available on our website (www.naminco.ca).

"Shane Ebert"

Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4749

NEWS RELEASE — APRIL 7, 2010

News Release: **10-07** — Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI RECEIVES EXPLORATION PERMITS FOR VIKING DRILL PROGRAM

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that exploration permits have been received for all of the planned 2010 exploration activities at the Viking project, Newfoundland.

A minimum 6000 metre diamond drill program is scheduled to commence at Viking in early May. A drill contractor has been retained and all logistics and personnel for the program have been arranged. Drilling will initially be focused on infill and resource delineation along the Thor Trend which remains open for expansion. The exploration permits allow for up to 65 new drill holes and 22 new trenches. At least 2 drill rigs will be active at the project in 2010 along with a significant surface exploration program consisting of trenching, sampling, and property scale mapping. The company intends to complete a National Instrument 43-101 resource estimate at Viking by the end of 2010.

Northern Abitibi has returned the Taylor Brook Nickel project to the property vendor, Altius Resources, which will enable the company to focus its financial and technical resources on the Viking project.

Talk at Calgary Mining Forum and Display at Minerals North 2010
Northern Abitibi will present a talk on the Viking project at the Calgary Mineral Exploration Group 19th Calgary Mining Forum at the Ramada Hotel, Downtown Calgary, on April 21st at 2:45 pm. Northern Abitibi will also have a core display featuring the Viking project at the Minerals North Conference in Prince George, British Columbia, on April 22 and 23.

The Viking Property
The Viking Property contains numerous high grade veins within a larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length. Highlights include high grade drill intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as longer intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources Inc.. A detailed description of the Viking project is available on our website (www.naminco.ca).

"Shane Ebert"

Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No. 82-4740

NEWS RELEASE

APRIL 7, 2010

News Release: **10-07**

Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI RECEIVES EXPLORATION PERMITS FOR VIKING DRILL PROGRAM

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that exploration permits have been received for all of the planned 2010 exploration activities at the Viking project, Newfoundland.

A minimum 6000 metre diamond drill program is scheduled to commence at Viking in early May. A drill contractor has been retained and all logistics and personnel for the program have been arranged. Drilling will initially be focused on infill and resource delineation along the Thor Trend which remains open for expansion. The exploration permits allow for up to 65 new drill holes and 22 new trenches. At least 2 drill rigs will be active at the project in 2010 along with a significant surface exploration program consisting of trenching, sampling, and property scale mapping. The company intends to complete a National Instrument 43-101 resource estimate at Viking by the end of 2010.

Northern Abitibi has returned the Taylor Brook Nickel project to the property vendor, Altius Resources, which will enable the company to focus its financial and technical resources on the Viking project.

Talk at Calgary Mining Forum and Display at Minerals North 2010
Northern Abitibi will present a talk on the Viking project at the Calgary Mineral Exploration Group 19th Calgary Mining Forum at the Ramada Hotel, Downtown Calgary, on April 21st at 2:45 pm. Northern Abitibi will also have a core display featuring the Viking project at the Minerals North Conference in Prince George, British Columbia, on April 22 and 23.

The Viking Property
The Viking Property contains numerous high grade veins within a larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization along the Thor Trend over a 1000 metre long strike length. Highlights include high grade drill intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as longer intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources Inc.. A detailed description of the Viking project is available on our website (www.naminco.ca).

"Shane Ebert"

Shane Ebert, President/Director